FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of                                     January                                            , 20     04

_______________________________Cumberland Resources Ltd.________________________

(Translation of registrant's name into English)

950 - 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C., Canada, V7X 1M4

(Address of principal executive officers)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         X                     Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No         X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-___________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cumberland Resources Ltd.

(Registrant)

Date     January, 29  2004                By /s/ "Kerry M. Curtis"

              Kerry M. Curtis, President & CEO

Listed on the Toronto Stock Exchange:CBD

News Release 04-02

January 2 9 , 2004

#950 - 505 Burrard Street

Box 72, One Bentall Centre

Vancouver, BC  V7X 1M4

Phone:     604 608-2557

Fax:          604 608-2559

Website:  www.cumberlandresources.com

Email:      info@cumberlandresources.com

Cumberland Improves Resources at Meadowbank Gold Project

CUMBERLAND RESOURCES LTD. (CBD-TSX) is pleased to announce improvements in size and quality of resources at the Company’s 100% owned Meadowbank gold project, located 70 kilometres north of the Hamlet of Baker Lake, Nunavut.  Independent resource estimations have been completed by AMEC E&C Services (AMEC) Canada, as part of ongoing feasibility studies at the project.  The feasibility study is expected to be completed in the first quarter of this year.

Resource estimates, incorporating the results from over 21,000 metres of diamond drilling completed in 2003, have resulted in an 8% increase in global resources and a 30% improvement in measured and indicated resource s :

Meadowbank Project Resources – Q1/2004

Resource Category	Tonnes	Grade (g/t)	Ounces Gold
Measured and Indicated	21,685,100	4.30	2,998,000
Inferred	5,699,700	4.30	788,000

“Resources have improved to threshold levels targeted for feasibility,” commented Kerry Curtis, President and CEO.  “We are now well positioned to commence final open pit designs and complete the feasibility process.”

Meadowbank is host to the third largest undeveloped gold resource in Canada with six closely spaced, near surface, gold deposits.  The table below sets out a summary of the Meadowbank Q1/2004 mineral resource estimate by deposits.   All resources are independently estimated by AMEC except those estimated at the PDF deposit (see news release NR03-04), which were estimated by the Company in accordance with standards outlined in National Instrument 43-101 and CIM standards on Mineral Resources and Reserves (August 2000).  PDF deposit resources are not included in the feasibility study of the project.

Details of the Q1/2004 estimate, including a specific breakdown of measured, indicated and inferred mineral resources for individual deposits and applied cutoff grades are provided below and will be the subject of a NI 43-101 technical report to be compiled by AMEC and filed on SEDAR within 30 days of this news release.

Meadowbank Resources by Deposit – Q1/2004

Deposit	Resource Category	Tonnes	Grade (g/t)	Ounces Gold
Portage Area	Measured	1,013,000	5.50	179,128
(1.5 g/t cutoff)	Indicated	10,804,500	4.50	1,563,177
	Inferred	774,000	4.30	107,004
Vault	Measured	38,300	3.40	4,187
(2.0 g/t cutoff)	Indicated	7,905,400	3.60	914,992
	Inferred	2,512,700	3.80	306,984
Goose Island	Measured	n/a	n/a	n/a
(1.5 g/t cutoff)	Indicated	1,923,900	4.80	296,903
	Inferred	2,069,900	4.80	319,295
PDF Deposit –	Inferred	344,000	5.20	57,511
Q1/2003 Resources (2.0 g/t cutoff)*

News Release 04-02

Page Two

Resource estimates were prepared in conformance with the requirements set out in National Instrument 43-101 by AMEC independent qualified persons as defined by NI 43-101. All resource estimates (except for the PDF deposit) have been prepared by AMEC independent qualified persons as defined by NI 43-101 under the direction of Steve Blower P.Geo.  Resource estimation models for all deposits were estimated using three-dimensional block model methods employing inverse distance methods .. Grade capping strategies were developed and applied by AMEC and include application of capping and/or capping with distance restriction s on high grade assays.   Resources were classified as measured only in areas defined by close spaced drilling and trench exposures.  Indicated resources for all of the deposits are generally within 25 metres of a drill hole, and are supported by a minimum of two drill holes.

Cumberland is a mineral exploration and development company which holds interests in two undeveloped gold properties in Canada:  Meadowbank (100%) and Meliadine West (22% carried to production).  Cumberland is well financed and is advancing the Meadowbank property to production.  The Company is currently evaluating a 10 year open pit mine plan based on a  preliminary assessment** completed in January 2002, which indicated the Meadowbank property could support a production rate of approximately 250,000 ounces per year.

CUMBERLAND RESOURCES LTD.

”Kerry M. Curtis, B.Sc., Geo.”
President and CEO

For further information contact:  Kerry Curtis, President and CEO or Joyce Musial, Manager, Investor Relations

* PDF resource parameters:

Resource estimates are based on 24 NQ diamond drill holes and a total of 1024 samples. Samples were assayed at IPL labs in Vancouver British Columbia utilizing fire assay with AA finish and fire assay with gravimetric finish on all assays yielding greater than 1 gram per  tonne. QA/QC programs employ random insertion of four internal standards, field duplicates and blank samples.  Acme Labs of Vancouver provides external reference assaying.  Resource analysis is based on 3 dimensional solid models generated from geological and and assay data. Interpolation is based on compositing at 0.75 meter down-hole lengths. Inverse distance to the 2nd power  with a minimum of 2 and a maximum of 12 composites to is required to interpolate grade into a block. Composites were capped at 20g/t. A  2.0 g/t cut-off grade is applied.  James McCrea, P.Geo., Manager, Mineral Resources is the Qualified Person under National Instrument 43-101. Resource classification conforms to CIM Standards on Mineral Resources and Reserves (August 2000).

** Cautionary Note:  The preliminary assessment completed in January 2002 is preliminary in nature, included inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary assessment will be realized. The production forecast used in the Preliminary Assessment included approximately 5.9 million tonnes of Inferred Mineral Resource, or 41% of the total forecast.  In compliance with National Instrument 43-101, the Company issued a Technical Report which is available at www.sedar.com for review.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution.  These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is also no certainty that these inferred resources will be converted to measured and indicated categories through further drilling, or into mineral reserves once economic considerations are applied.  The standards employed by AMEC in estimating the mineral resources differ significantly from the requirements of the United States Securities and Exchange Commission and the resource information reported by United States companies.  The term “resources” does not equate to “reserve” and normally may not be included in documents filed with the Securities and Exchange Commission.  “Resources” are sometimes referred to as “mineralization” or “mineral deposits”.

Certain statements in this News Release constitute “forward-looking statements” within the meaning of the Private Securities Litigation’s Reform Act of 1995.  Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance of achievements expressed or implied by such forward-looking statements.